UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Orchestra Biomed Holdings, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

68572M106

(CUSIP Number)

40 10th Avenue, Floor 7
New York, New York 10014

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 26, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS. HSAC 2 Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,110,956
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,110,956

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,110,956
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Schedule 13D/A

Item 1. Security and Issuer

Item 1 is amended and supplemented as follows:

This statement relates to the common stock, $0.0001 par value (the “Common Stock”), of Orchestra Biomed Holdings, Inc. (the “Issuer”), having its principal executive office at 150 Union Square Drive, New Hope, PA 18938.

Item 2. Identity and Background

The last paragraph of Item 2 is amended as follows:

Dr. Roderick Wong, M.D. (“Dr. Wong”) is a member of the three-member board of directors of the Reporting Person. Dr. Wong also is the Managing Partner and Chief Investment Officer of RTW Investments, LP (“RTW Investments”). Naveen Yalamanchi, M.D. is a member of the Reporting Person’s board of directors and is a Partner and Portfolio Manager at RTW Investments. Alice Lee also serves on the Reporting Person’s board of directors and is Senior Counsel at RTW Investments.

Item 4. Purpose of the Transaction

Item 4 is supplemented to provide the following sentence:

The Business Combination closed on January 26, 2023, and the Reporting Person forfeited 750,000 Private Warrants upon the closing of the transaction, and the remaining 750,000 warrants become exercisable within 30 days of the closing date.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended as follows:

(a)	Holdings is the record owner of 4,360,956 shares of Common Stock and 750,000 Private Warrants.

The percentage of outstanding shares of Common Stock of the Issuer which may be deemed to be beneficially owned by Holdings is set forth on Line 13 of its cover sheet. Such percentage was calculated based on 31,614,079 shares of Common Stock reported by the Issuer to the Reporting Persons on January 26, 2023.

Holdings could be deemed to constitute a Section 13(d) group with RTW Investments, RTW Master Fund, RTW Innovation, and Dr. Wong. RTW Master Fund has reported beneficial ownership of 2,518,780 shares of Common Stock, RTW Innovation has reported beneficial ownership of 2,097,373 shares of Common Stock, and each of RTW Investments and Dr. Wong have reported beneficial ownership of 5,118,512 shares. In aggregate, Holdings, RTW Investments, RTW Master Fund, RTW Innovation, and Dr. Wong would beneficially own an aggregate of 10,229,468 shares of Common Stock, representing 32.4% of the outstanding shares. Holdings disclaims the existence of a 13(d) group.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 30th day of January, 2023.

HSAC 2 HOLDINGS, LLC

By:	/s/ Roderick Wong
Name:	Roderick Wong, M.D.
Title:	Director